SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(    )*

EXCO Resources, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

269279402

(CUSIP number)

Douglas H. Miller

12377 Merit Drive, Suite 1700, LB 82

Dallas, Texas 75251

(214) 368-2084

October 29, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 269279402
1	Names of reporting persons Douglas H. Miller
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF and OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,572,308 (1)
	8	Shared voting power 0
	9	Sole dispositive power 6,572,308 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,572,308 (1)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 3.1% (2)
14	Type of reporting person IN

(1)	Includes 406,225 shares of common stock held for the benefit of Mr. Miller’s immediate family members in the following trusts: (i) Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust; (ii) Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust; (iii) Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust; (iv) Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust; (v) Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust; and (vi) Douglas H. Miller, Trustee, Lana J. Miller Marital Trust. Includes options to acquire 2,005,000 shares of common stock, whether or not currently exercisable. Includes 14,335 shares of common stock in Mr. Miller’s 401(k) plan.
(2)	Based on 212,654,604 shares of common stock outstanding as of July 29, 2010 and options to acquire 2,005,000 shares of common stock that are beneficially held by the Reporting Person, whether or not currently exercisable.

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is filed by and on behalf of Douglas H. Miller (“Mr. Miller” or the “Reporting Person”).

As described in the Letter discussed in Item 4 below, Mr. Miller has submitted a non-binding Proposal (as defined in Item 4) to the Board of Directors of EXCO Resources, Inc. (the “Issuer” or “EXCO”). Oaktree Capital Management, L.P., on behalf of its funds and accounts under management (the “Oaktree Entities”), Ares Management LLC, on behalf of one or more of its funds under management (the “Ares Entities”), and Boone Pickens (the Oaktree Entities, the Ares Entities, and Mr. Pickens are each referred to as a “Potential Investor”) have each separately expressed a non-binding interest in participating in the Proposal with Mr. Miller. As a result, Mr. Miller may be deemed to be part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”), with one or more of the Potential Investors. If Mr. Miller is deemed to be part of a group with one or more of the Potential Investors, then Mr. Miller may also be deemed to beneficially own any shares of common stock, par value $0.001 per share, of EXCO Resources, Inc. (the “Common Stock”) beneficially owned by each Potential Investor that is also a member of such group. Mr. Miller expressly disclaims the formation of a group with any Potential Investor and beneficial ownership of any shares held by any of the Potential Investors.

It is Mr. Miller’s understanding that each Potential Investor is filing an amendment to its respective Schedule 13D that is currently on file to reflect the matters described in Item 4 below (the “Potential Investor Schedule 13D Amendments”), which, once filed, can be found on the Securities and Exchange Commission’s website at www.sec.gov.

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is the Common Stock. The Issuer is a Texas corporation with its principal executive offices located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Item 2.	Identity and Background

(a)–(c)

This Schedule 13D is being filed by Douglas H. Miller.

Mr. Miller’s principal business address is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251. Mr. Miller is principally employed as the chairman and chief executive officer of the Issuer.

(d)–(e)

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Miller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller acquired shares of Common Stock on February 14, 2006 in exchange for an equal number of shares of common stock of EXCO Holdings Inc., the former parent company of the Issuer (“Holdings”), when Holdings was merged with and into the Issuer. Mr. Miller is also the beneficial owner of (i) additional shares of Common Stock subject to options granted to him as compensation for his service as a director and executive officer of the Issuer and, formerly, Holdings and (ii) additional shares of Common Stock acquired through his 401(k) plan.

With respect to the Proposal described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Person currently anticipates that the funds necessary to consummate the Proposal would consist of (i) Common Stock and options to acquire Common Stock currently held by Mr. Miller, each of the Potential Investors and other equity investors that have not yet been identified, (ii) cash investments from some or all of the Potential Investors and other equity investors that have not yet been identified, (iii) to the extent needed, third party debt financing, and (iv) the current working capital of the Issuer. As of the filing of this Schedule 13D, the Reporting Person has not received binding equity and debt commitments that would be sufficient to consummate the Proposal.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Letter, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

As set forth in a letter dated October 29, 2010 (the “Letter”), Mr. Miller submitted his non-binding interest to the Issuer’s Board of Directors (the “Board of Directors”) to acquire all of the outstanding Common Stock not currently owned by him or the Potential Investors (the “Proposal”). Each Potential Investor has separately expressed a non-binding interest in participating with Mr. Miller in the Proposal. The Letter is attached hereto as Exhibit 99.1, and the letters Mr. Miller received from the Oaktree Entities, the Ares Entities and Mr. Pickens evidencing their non-binding indications of interests in the Proposal are attached as Exhibits 99.2, 99.3 and 99.4.

The exact form of the transaction contemplated by the Proposal has not yet been determined, but it may take the form of a merger, tender offer or other corporate transaction. Mr. Miller intends to roll-over a significant potion of his current equity holdings in EXCO in the acquisition and expects that each Potential Investor would do the same. All of the other Common Stock (including Common Stock held by Mr. Miller and each Potential Investor that is not rolled over) would be converted into the right to receive a cash payment equal to $20.50 per share. If such a transaction is consummated, the Common Stock would no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act would be terminated. The Board of Directors is forming a special committee of independent directors (the “Special Committee”) to consider and review the terms of the Proposal.

Mr. Miller cautions EXCO’s shareholders and others considering trading in its securities that the Letter is only a non-binding indication of interest. There can be no assurance that Mr. Miller or any of the Potential Investors will make any definitive offer to EXCO or that or that any such offer, if made, will be accepted or consummated. The Proposal is subject to the negotiation and execution of definitive merger and financing agreements, the recommendation of the Special Committee, the approval of the Board of Directors and the shareholders of EXCO, the receipt of satisfactory equity and, to the extent necessary, debt financing for the transaction, and the receipt of all necessary regulatory approvals. Mr. Miller reserves the right to modify or withdraw the Proposal in his sole discretion.

Except as otherwise provided herein, with respect to the Proposal or any related matters, the intent of Mr. Miller is to be a purchaser of shares of Common Stock not already owned by him and not a seller of shares owned by him.

The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy or other statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read such statement(s) and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed transaction. Shareholders will be able to receive these documents, as well as other documents filed by Mr. Miller and each Potential Investors or their respective affiliates with respect to the Proposal and the proposed transaction, including the Potential Investor Schedule 13D Amendments, free of charge at the SEC’s website, www.sec.gov.

Other than as set forth in the Letter, the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Person intends to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase his ownership of Common Stock, propose an extraordinary corporate transaction with regard to the Issuer, or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.Except as otherwise provided herein, the Reporting Person currently has no intention of selling any shares of Common Stock.

No assurances can be given that the transaction contemplated by the Proposal will be consummated. No binding obligation on the part of EXCO, Mr. Miller, or any of the Potential Investors arose with respect to the Letter, and no such obligation will arise unless and until mutually acceptable definitive documentation has been executed and delivered.

The information set forth in this Item 4 is qualified in its entirety by reference to the Letter.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The respective percentages set forth below are based on the 212,654,604 shares of Common Stock outstanding as of July 29, 2010 and shares issuable upon exercise of options to acquire shares of Common Stock, whether or not currently exercisable, as described below.

Douglas H. Miller

The information contained on the cover page of this Schedule 13D is incorporated herein by reference.

Mr. Miller has direct beneficial ownership of 6,572,308 shares of Common Stock, including options to acquire 2,005,000 shares of Common Stock, whether or not currently exercisable, granted by EXCO to Mr. Miller in his capacity as a director and officer of EXCO. This amount represents approximately 3.1% of the outstanding Common Stock (including the shares that may be acquired upon exercise of such options held by Mr. Miller), and also includes the shares that may be acquired by Mr. Miller upon exercise of such options, 14,335 shares of Common Stock in his 401(k) plan, and 406,225 shares of Common Stock held for the benefit of Mr. Miller’s immediate family members in six trusts. 3,989,399 shares of Mr. Miller’s Common Stock are pledged as collateral for the repayment of certain personal debts of Mr. Miller.

Potential Investors

As a result of the matters described in Item 4 above, Mr. Miller may be deemed to be part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with one or more of the Potential Investors. If Mr. Miller is deemed to be part of a group with one or more of the Potential Investors, then Mr. Miller may also be deemed to beneficially own any shares of Common Stock beneficially owned by each Potential Investor that is also a member of such group. This filing is not an admission that Mr. Miller is a member of any such group, and Mr. Miller expressly disclaims the formation of a group with any Potential Investor and beneficial ownership of any shares held by any of the Potential Investors.

Based on EXCO’s Definitive Proxy Statement filed on Schedule 14A on April 29, 2010, (i) the Oaktree Entities own in the aggregate 34,843,946 shares of Common Stock, including options to acquire 65,000 shares of Common Stock granted by EXCO to an affiliate of the Oaktree Entities in his capacity as a director of EXCO, (ii) the Ares Entities own in the aggregate 12,957,787 shares of Common Stock, including options to acquire 65,000 shares of Common Stock granted by EXCO to an affiliate of the Ares Entities in his capacity as a director of EXCO, and (iii) Mr. Pickens owns in the aggregate 10,684,100 shares of Common Stock, including options to acquire 65,000 shares of Common Stock granted by EXCO to Mr. Pickens in his capacity as a director of EXCO. The 58,485,833 shares of Common Stock and options to acquire Common Stock held by the Potential Investors, together with the 6,572,308 shares of Common Stock and options to acquire Common Stock beneficially owned by Mr. Miller, constitute in the aggregate approximately 30.2% of the outstanding shares of Common Stock (including the shares that may be acquired upon exercise of such options held by such persons). Additional information regarding the shares of Common Stock owned by the Oaktree Entities, the Ares Entities and Mr. Pickens may be found in each of the respective Potential Investor Schedule 13D Amendments.

(c)

Mr. Miller has not effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d)

No person other than Mr. Miller and his various family trusts has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,572,308 shares of Common Stock and options to acquire shares of Common Stock beneficially owned by Mr. Miller that are reported in paragraphs (a) and (b).

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Letter, which is incorporated here by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Letter

Exhibit 99.2	Non-Binding Indication of Interest from the Oaktree Entities

Exhibit 99.3	Non-Binding Indication of Interest from the Ares Entities

Exhibit 99.4	Non-Binding Indication of Interest from Boone Pickens

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2010

DOUGLAS H. MILLER

/S/ DOUGLAS H. MILLER
Douglas H. Miller

S-1